www.lilly.com

Eli Lilly and Company

Lilly Corporate Center

Indianapolis, Indiana 46285

U.S.A.

VIA EDGAR

July 12, 2012

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Eli Lilly and Company

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 24, 2012

File Number 001-06351

Dear Mr. Rosenberg:

Eli Lilly and Company (Lilly) submits this response to your letter dated June 14, 2012 commenting on our Form 10-K for the year ended December 31, 2011. For ease of reference we have repeated your comments prior to our responses.

Comment:

Item 1A. Risk Factors

Worsening economic conditions could adversely affect our business and operating results, page 13

1.	We have considered the information that you provided in response to our prior comment one. If the reasonably likely effect of the worsening economic conditions including uncertainties of collecting outstanding accounts receivables and sustaining past revenue trends relating to customers in certain countries including Italy, Spain, Portugal and Greece could be material to results of operations, please provide us proposed disclosure to be included in MD&A in future periodic reports beginning with your Form 10-Q for the quarterly period ended June 30, 2012 that discloses the following by country segregated between public and private exposures:

•	Prior year and current year revenues;

•	Amounts due and past due and the allowance for doubtful accounts at the balance sheet date; and

•	The expected effects of the worsening economic conditions in these countries on future results of operations.

If you do not believe that the effect of the worsening economic conditions are reasonably likely to be material, please provide us your analysis supporting your conclusion and why these disclosures are therefore not necessary.

Response:

We do not believe that the effect of worsening economic conditions on either collectability of accounts receivable or on sustaining past revenue trends in Italy, Spain, Portugal and Greece are reasonably likely to be material to our results of operations either individually or in the aggregate.

As discussed in our previous response, it is important to first make a distinction between the two main types of customers we have in Italy, Spain, Portugal and Greece:

•	Public—These customers consist primarily of government owned hospitals, and

•	Private—These are non-government customers. Generally, they are the wholesalers we sell to that then sell to retail pharmacies.

The private sector has not posed collection issues in these countries and we have not had a significant level of losses on uncollectible accounts. For example, for the private sector, of the $160.3 million of total accounts receivable outstanding as of December 31, 2011, only $17.5 million was past due, with $10.6 million of the $17.5 million past due amount in the 1-180 days past due category. This is consistent with our historical agings.

On the public side, the governments of these countries have traditionally been “slow payers,” resulting in extended aging of the receivables, but have not generated significant losses on uncollectible accounts. However, we acknowledge we have experienced some continued deterioration in the aging in these four countries.

The basis of our belief that the effect of worsening economic conditions on either the collectability of accounts receivable or on sustaining past revenue trends in Italy, Spain, Portugal and Greece is not reasonably likely to be material to our results of operations either individually or in the aggregate is based on the following quantitative and qualitative analyses, and is calculated using the accounts receivable and revenue figures from Table A below (in USD and 000’s).

Table A

When considering the risk that worsening economic conditions could have a material negative effect on revenues in these countries, we must consider that our sales in Italy, Spain, Portugal and Greece are meeting a medical necessity in these countries and consist primarily of prescription drugs, and as such, are less of a discretionary consumable. Therefore, we believe that it would be highly unlikely that a steep decline in revenues would occur due to economic conditions. More specifically, we have not experienced any significant decrease in revenues due to worsening economic conditions. (We have experienced reductions in revenues in 2012, but these reductions have been primarily driven by the loss of market exclusivity of Zyprexa due to patent expiry in 2011. This loss of exclusivity was disclosed in our 2011 Form 10-K.)

For private customers, in addition to the evaluation of the potential effect on revenue discussed above, we have not experienced any significant deterioration in agings from our private customers in recent months despite the downturn in economic conditions in these countries. Given this analysis, we have concluded that based upon current facts and circumstances, it is not reasonably likely that the worsening economic conditions would have an effect on revenues and collectability of receivables from private customers that would be material to our results of operations.

While the worsening economic conditions have not caused a significant decrease in revenues from public customers, as noted previously, as of year end we had experienced some deterioration in the agings of receivables from public customers in these countries. In order to estimate the potential quantitative impact of any worsening economic conditions to our exposure to public customers in Italy, Spain, Portugal and Greece, we present the following information to clarify the materiality of the revenue amounts in Table A above relative to our results of operations (in USD and 000’s):

• Consolidated revenue for 2011	$24,286,500
• Revenue for 4 countries from public customers for 2011	$423,500
• As % of consolidated revenue	1.7%
• Consolidated pretax earnings for 2011	$5,349,500
• 5% of consolidated 2011 pretax earnings	$267,500

Note that, based on the quantitative analysis for public customers above, even if there was 50% decline in revenue due to worsening economic conditions, which we do not consider to be reasonably likely given the non-discretionary nature of our products and historical experience, even in a worst case scenario where the entire reduction in revenue would fall through to earnings, the impact would be less than 5% of consolidated pretax earnings. We would consider this to be immaterial to our results of operations from a quantitative standpoint.

In order to further calculate the quantitative impact of any worsening economic conditions to public exposure in Italy, Spain, Portugal and Greece, we present the following information to clarify materiality of the public accounts receivable amounts in Table A above relative to our results of operations (in USD and 000’s):

• Public A/R for 4 countries at 12/31/2011	$409,900
• 5% of consolidated 2011 pretax earnings	$267,500

Note that, based on the quantitative analysis above, even if we failed to collect 50% of the outstanding accounts receivable due to worsening economic conditions, which we do not consider to be reasonably likely, the impact would be less than 5% of consolidated pretax earnings. Our belief that it is not reasonably likely that we would have collectability issues of this magnitude is based in large part upon historical collection experience, improved agings subsequent to year end in the countries with the greatest exposure, and our monitoring of the yields on sovereign debt.

When considering the reasonably likely possible effect on earnings of both a loss of revenues and uncollectable accounts receivable from public customers as a result of the worsening economic conditions, given what we have experienced to date and considering the analyses above, we have concluded that the effect is not reasonably likely to be material to our results of operations from a quantitative standpoint.

A matter is material if there is a substantial likelihood that a reasonable person would consider it important in making an investment decision and a materiality assessment requires consideration of qualitative as well as quantitative factors. In addition to the quantitative materiality analyses performed above, we also considered the following qualitative factors:

•	We do not believe achievement of our announced financial guidance for 2012 will be materially affected by the worsening economic conditions in the four countries;

•	We do not believe omission of the disclosure hides a possible failure to meet analysts’ consensus expectations for Lilly; and

•	We do not believe inclusion of the disclosure would result in a significant positive or negative market reaction on our stock (i.e., it would not change the judgment of a reasonable person).

In conclusion, based on the quantitative and qualitative analyses performed above, we continue to believe that the effect of worsening economic conditions on collectability of accounts receivable and on sustaining past revenue trends in Italy, Spain, Portugal and Greece is not reasonably likely to be material to our results of operations either individually or in the aggregate. We will consider the latest trends in revenues and collectability risk each quarter as we reevaluate the need for disclosure.

Comment:

We are increasingly dependent on information technology systems and infrastructure, page 13

2.	In response to our prior comment 2, you state that you have experienced unintentional, immaterial information disclosures involving domains such as privacy data, competitive intelligence, litigation and other similar sensitive business information, and immaterial operational interruptions as a result of malware that bypasses your security controls. In future filings, beginning with your next Form 10-Q, please state these facts in order to provide the proper context for your risk factors. Currently, your disclosure suggests that no such events have occurred.

Response:

We will revise our disclosure prospectively to include the information you requested as follows:

We are increasingly dependent on information technology systems and infrastructure. We rely to a large extent on sophisticated information technology systems and infrastructure. The size and complexity of these systems make them potentially vulnerable to breakdown, malicious intrusion, and random attack. Likewise, confidentiality or data privacy breaches by employees or others with permitted access to our systems may pose a risk that trade secrets, personal information, or other sensitive data may be exposed to unauthorized persons or to the public. Events of this nature have been infrequent in occurrence and their aggregate impact on our operations and expenses has not been material. While we have invested heavily in the protection of data and information technology, there can be no assurance that our efforts will prevent future breakdowns or breaches in our systems that could adversely and materially affect our business.

Given that none of these occurrences has been significant and this modification would not constitute a material change to our risk factor, we propose to include the revised disclosure in our next Form 10-K.

If you have any questions about these responses or require additional information, please contact me at 317-276-2024.

Sincerely,

ELI LILLY AND COMPANY

/s/ Arnold C. Hanish

Arnold C. Hanish

Vice President, Finance and

    Chief Accounting Officer